EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth for the periods indicated up to February 16, 2006, TP&A’s and, for the period from February 17, 2006 to June 30, 2006, our ratio of earnings to fixed charges (in millions, except ratio of earnings to fixed charges):

	Predecessor						Successor
	For the year ended September 30,
	2001	2002	2003	2004	2005	Period from October 1, 2005 to February 16, 2006	Period from February 17 to June 30, 2006
Income from continuing operations before income taxes and minority interest	$ 191.6	$ 62.2	$ 40.8	$ 34.9	$ 47.8	$ 19.3	$ (30.7)
Fixed charges	55.5	13.3	24.3	14.9	20.3	11.5	34.8
Earnings from continuing operations before fixed charges	247.1	75.5	65.1	49.8	68.1	30.8	4.1
Interest expenses	47.3	5.1	15.9	10.6	16.9	10.6	33.9
Portion of rentals representative of interest factor	8.2	8.2	8.4	4.3	3.4	0.9	0.9
Total fixed charges	$ 55.5	$ 13.3	$ 24.3	$ 14.9	$ 20.3	$ 11.5	$ 34.8
Ratio of earnings to fixed charges	4.45	5.67	2.68	3.34	3.35	2.68	0.12

For purposes of this computation, earnings are defined as pre-tax earnings or loss from continuing operations of the Company plus fixed charges. Fixed charges are the sum of (i) interest expensed (ii) amortization of deferred financing costs and debt discounts and (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third).

The ratio of earnings to fixed charges of the Company was less than 1.00 for the period from February 17, 2006 to June 30, 2006; thus, earnings available for fixed charges were inadequate to cover fixed charges for the period. The deficiency in earnings to fixed charges for the period from February 17, 2006 to June 30, 2006 was $30.7 million. Earnings were impacted in the period by raw material inflation and the impact of purchase method of accounting attributable to the Acquisition.

The ratio of earnings to fixed charges should be read in conjunction with the financial statements and other financial data included in this prospectus.